VIA EDGAR

February 6, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg and Karina Dorin

Re:	Paramount Gold Nevada Corp.

Registration Statement on Form S-3

Originally Filed November 7, 2023

File No. 333-275376

Dear Mr. Levenberg and Ms. Dorin:

On behalf of Paramount Gold Nevada Corp. (“Paramount”), we provide Paramount’s responses to your letter dated November 29, 2023 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Registration Statement on Form S-3 filed on November 7, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments in the Letter have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement (the “Amended Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of the Amended Registration Statement.

Registration Statement on Form S-3

Cover Page

1. We note you entered into a Controlled Equity Offering Sales Agreement on May 20, 2020 with Cantor Fitzgerald and Canaccord Genuity relating to shares of your common stock. To the extent you intend to issue and sell shares under such sales agreement pursuant to this registration statement, please revise to include a separate prospectus for such at the market offering and make corresponding revisions to the fee table and legal opinion.

Response: Paramount acknowledges the Staff’s comment and will file a separate prospectus supplement to the Amended Registration Statement for such at the market offering.

Incorporation of Certain Information by Reference, page 20

2. We note that you have elected to incorporate by reference into your registration statement. Please revise to specifically incorporate all filings required under Item 12(a)(2) of Form S-3.

Response: Paramount acknowledges the Staff’s comment and has included additional filings on page 20 of the Amended Registration Statement in response to the Staff’s comment to specifically incorporate all filings required under Item 12(a)(2) of Form S-3.

* * *

If you have any questions with respect to the above, please do not hesitate to contact me at (613) 226-9881, ext. 202, or James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,
PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone
Carlo Buffone
Chief Financial Officer

cc:	James T. Seery, Duane Morris LLP